Exhibit 99.1

Berns & Berns
Counselors At Law
767 Third Avenue
New York, New York 10017
---------------------
Telephone: (212) 332-3320
Telecopier: (212) 332-3315

December 8, 2009

VIA FACSIMILE and FILED ON EDGAR
(703) 813-6982

John P. Lucas, Esq.
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Olympus Pacific Minerals Inc.
Amendment to Annual Report on Form 20-F for the Year Ended December 31, 2008

Dear Mr. Lucas:

We are United States counsel to Olympus Pacific Minerals Inc. (the “Company”).  As we discussed on December 3, 2009, although the Company is diligently preparing a response to the comments raised in the Securities and Exchange Commission’s letter dated December 1, 2009 (“Comment Letter”), because (i) much of the information requested is located in Vietnam and New Zealand, and (ii) the substantial amount of management’s time being devoted to the Company’s pending merger with Zedex Minerals Limited, the Company does not believe it will be able to file a response within ten business days of the Comment Letter.

Management believes it will be able to file a response to the Comment Letter during the week beginning December 28, 2009.

Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ James Berns